FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                             For November 27, 2002



                           AES DRAX HOLDINGS LIMITED

                                  18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                    England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No  X
                         ---                           ---

                           AES DRAX HOLDINGS LIMITED


INDEX

Item
----
1.        Recent Developments -- Agreement in Principle on Standstill Agreement

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            AES DRAX HOLDINGS LIMITED


Date:  November 27, 2002                    By: /s/ John Turner
                                               --------------------------------
                                               Name:  John Turner
                                               Title: Director

                                                                        ITEM 1.


Recent Developments -- Agreement in Principle on Standstill Agreement

     AES Drax Holdings Limited (AES Drax Holdings) has reached an agreement in principle regarding certain standstill arrangements with the steering committee representing the syndicate of banks (the Senior Lenders) which financed the Eurobonds issued by AES Drax Holdings to finance the acquisition of the Drax Power plant, and an ad hoc committee formed by holders of AES Drax Holdings' Senior Bonds (the Senior Bondholders). The purpose of the standstill is to provide AES Drax and its senior creditors with a period of stability during which discussions regarding consensual restructuring of the project can take place. It is a condition to AES Drax Holdings entering into the standstill agreement that holders of a majority in principal amount of the Senior Bonds outstanding (the Majority Senior Bondholders) enter into the standstill agreement.

     The standstill period would expire on May 31, 2003, unless extended. The Senior Lenders and the Senior Bondholders would agree to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security. A summary of the terms of the standstill agreement are set forth below.

           Summary of Principal Terms of the Standstill Arrangements

Standstill Period.................. Through May 31, 2002, unless extended.

Covenants of Senior Lenders
and Majority Bondholders........... o  Not to accelerate payment of the
                                       Eurobonds and Bonds.

                                    o  To rescind accelerations triggered by
                                       bondholders not parties to the
                                       Standstill Agreement.

                                    o  Not to take enforcement action.

                                    o To waive temporarily certain defaults or events of default which may arise during the period of the Standstill Agreement until the end of the Standstill period.

                                    o To waive permanently certain defaults or events of default which may have occurred, including the Event of Default triggered by termination of the Hedging Agreement.

                                    o  To waive any defaults or events of
                                       default which could arise as a result of entering into the Standstill Agreement.

Interest........................... It is AES Drax Holdings' intention to pay the interest due to the Senior Lenders
                                    and the Senior Bondholders on December
                                    31, 2002. Unless the Senior Lenders
                                    agree to waive the step-up in their
                                    coupon (80bps) due to them as a result
                                    of the recent ratings downgrades and
                                    accruing from January 1, 2003, the
                                    Senior Bondholders will receive a fee of 80bps (accruing monthly from January 1, 2003 during the standstill period) to match the Senior Lenders' step-up in coupon accruing with the Senior Lenders' stepped up interest, and payable at the same time.

Liquidity Measures................. The Senior Lenders and Senior Bondholders
                                    will agree to certain amendments and
                                    waivers to their respective documents
                                    which will permit AES Drax to have
                                    access to at least (pound)30,000,000 of
                                    funds currently unavailable under the
                                    Group Account Agreement. These funds,
                                    subject to certain consent rights of the steering committee of the Senior Lenders and the ad hoc committee of Senior Bondholders, will be available to provide credit support to electricity counterparties and suppliers and for working capital needs. In addition, the principal amortization payment due to the Senior Lenders on December 31, 2002 will be deferred during the standstill period.

AES Corporation
Covenants.......................... AES Corporation will agree to certain covenants, including providing support to the restructuring process including key personnel.

AES Drax Holdings
Covenants.......................... AES Drax Holdings will agree to certain covenants, including to present a
                                    restructuring proposal in consultation with the creditors by March 15, 2003.

Collateral Holding
Account............................ The Senior Lenders and the Majority
                                    Bondholders will agree to establish a
                                    collateral holding account into which any Capacity Damages received from TXU Energy Trading or TXU Europe in accordance with the terms of the Hedging Contract or Hedging Guarantee would be deposited and released only with the consent of the Majority Bondholders and Senior Lenders.

Termination........................ The occurrence of certain events could result in termination of the Standstill
                                    Agreement.

     A copy of the complete term sheet for the Standstill Agreement is attached as Exhibit A hereto.

     Close Brothers, financial advisor to the ad hoc committee of Senior Bondholders and Milbank, Tweed, Hadley & McCloy, legal advisor to the ad hoc committee of Senior Bondholders, will host a conference call on Monday December 2, 2002 at 3pm (London time) to discuss with Senior Bondholders the contents of the Standstill Agreement. The dial-in telephone number is +44 (0)870 240 3500, with access code 5784387#. For further information Senior Bondholders should contact Jason Granite (Close Brothers): +44-(0)20-7655-3748, Martin Gudgeon (Close Brothers): +44-(0)20-7655-3171, or Phillip Fletcher (Milbank Tweed):
+44-(0)20-7448-3002.

                                                                      EXHIBIT A

                                    AES Drax
                        Standstill Agreement Term Sheet


The following represents an agreement in principle for a standstill agreement to be entered into among the Parties referred to below. It is not intended to represent all terms and conditions to be included in the definitive documentation. Any definitive agreement in respect of the standstill is subject to (a) the Parties reaching final agreement satisfactory to the Parties upon terms, conditions, covenants and other provisions to be included in the definitive documentation of the standstill and (b) final documentation satisfactory to the Parties.

Capitalised terms used in this term sheet (this "Term Sheet") shall, unless otherwise stated, have the meanings given to them in the Indenture (as amended and restated) dated as of 2 August 2000 between, inter alia, AES Drax Holdings Limited as Issuer and The Bank of New York as Senior Bond Trustee or the InPower Credit Agreement (as amended and restated) originally dated 30 November 1999 between, inter alia, the Banks and InPower Limited, as applicable or the AES Intercreditor Deed.

Parties                             The AES Corporation

                                    AES Drax Holdings Limited

                                    AES Drax Power Limited

                                    AES Drax Limited

                                    AES Drax Financing Limited

                                    AES Drax Electric Limited

                                    AES Drax Acquisition Limited

                                    The beneficial holders of greater than 50% in aggregate of the Sterling Equivalent of the principal amount outstanding of the Bonds (the "Majority Bondholders")

                                    Eurobond Trustee

                                    Senior Bond Trustee

                                    Senior Agent

                                    Intercreditor Agent

                                    LC Finance Party

Standstill Period:                  From the date of execution and delivery of
                                    the Standstill Agreement until 31 May 2003
                                    (the "Initial Termination Date"), unless terminated earlier in accordance with the provisions of the Standstill Agreement.

                                    The Standstill Period may be extended for successive periods of 30 days each if:

                                    (a)  the Eurobond Trustee (acting upon the
                                         instruction of Banks
                                         whose participations represent at
                                         least 67% of the Loan) provides notice
                                         to the Senior Bond Trustee, the Senior
                                         Agent and the Issuer;

                                    (b)  the Majority Bondholders provide
                                         notice to the Eurobond Trustee, the
                                         Senior Agent and the Issuer; and

                                    (c)  the Issuer (for itself and on behalf
                                         of each Guarantor) provides notice to
                                         the Eurobond Trustee, the Senior Agent
                                         and the Senior Bond Trustee,

                                    in each case, in writing, and consenting to such an extension on the same terms and conditions as set out in the Standstill Agreement. If any such notice is not received, then the parties' obligations under the Standstill Agreement will be treated as if a Termination Event had occurred.

Termination:                        If:

                                    (a)  a Declaration of Intent in respect of
                                         any Default not covered by the terms
                                         of the Standstill Agreement or not
                                         otherwise waived is delivered in
                                         accordance with the AES Intercreditor
                                         Deed; or

                                    (b)  any party (other than the Issuer, any
                                         Guarantor or The AES Corporation)
                                         breaches any of its obligations under
                                         the Standstill Agreement; or

                                    (c)  the Issuer, any Guarantor or The AES
                                         Corporation breaches any of its
                                         obligations under the Standstill
                                         Agreement and any such breach, if
                                         capable of being cured, is not cured
                                         within 10 business days of the
                                         occurrence of such breach, provided
                                         that, such breach will not be a
                                         Termination Event (as defined below)
                                         if it is caused by, or is due to:

                                         (i)  any insolvency proceedings
                                              commenced in respect of The AES
                                              Corporation (whether by itself or
                                              otherwise); or

                                         (ii) the High Yield Security Trustee
                                              (as defined in the Drax Energy
                                              Intercreditor Deed) enforcing the
                                              High Yield Mortgage Over Shares
                                              (as defined in the Drax Energy
                                              Intercreditor Deed),

                                         if the Issuer or any Guarantor can
                                         demonstrate to the reasonable
                                         satisfaction of the Senior Creditor
                                         Committees, within 30 days of the
                                         occurrence of such event or
                                         circumstance, that (i) the then
                                         current operation of the plant is not
                                         materially adversely affected by such
                                         event or circumstance and (ii) the
                                         provision of key personnel obligation
                                         under paragraph (a) of AES
                                         Corporation's Covenants has not, and
                                         shall not, be breached during the
                                         Standstill Period, or that alternative
                                         personnel with comparative
                                         capabilities have been employed;

                                         (each such event, a "Termination
                                         Event") then the provisions set out
                                         below shall apply.

                                    If a Termination Event has occurred, then, upon delivery of notice from either the Majority Bondholders or the Eurobond Trustee (acting upon the instructions of Banks whose participations represent at least 67% of the Loan):

                                    (a)  the Majority Bondholders' shall, from
                                         that time, be released from their
                                         obligations under paragraphs (a) and
                                         (b) of the Majority Bondholders'
                                         Covenants;

                                    (b)  the Eurobond Trustee shall, from that
                                         time, be released from its obligations
                                         under paragraph (a) of the Eurobond
                                         Trustee's Covenants;

                                    (c)  The AES Corporation shall, from that
                                         time, be released from its obligations
                                         under all of the AES Corporation's
                                         Covenants; and (d) the Issuer and each
                                         Guarantor shall, from that time, be
                                         released from all of the Issuer and
                                         Guarantor's Covenants.

Majority Bondholders' Covenants:    Each Majority Bondholder agrees:

                                    (a)  during the Standstill Period:

                                         (i)   not to seek to enforce its
                                               rights under the Senior Bond
                                               Indenture (whether directly or
                                               by instructing the Senior Bond
                                               Trustee) to declare the
                                               principal amount or any accrued
                                               interest or Additional Amounts,
                                               if any, due and payable
                                               immediately;

                                         (ii)  to rescind any acceleration and
                                               its consequences in accordance
                                               with Section 6.02(b) of the
                                               Indenture;

                                         (iii) not to seek to cause the Senior
                                               Bond Trustee to deliver any
                                               notice to the Intercreditor
                                               Agent instructing the
                                               Intercreditor Agent to take any
                                               Other Enforcement Action (as
                                               defined in the AES Intercreditor
                                               Deed), provided that, this
                                               provision shall not apply in
                                               relation to the transfer of
                                               shares in AES Drax Holdings
                                               Limited or any of its
                                               subsidiaries (subject to any
                                               charge over such shares) to a
                                               third party purchaser in
                                               accordance with paragraph (e) of
                                               the AES Corporation's Covenants;

                                         (iv)  if any other Bondholders have
                                               given any instruction to the
                                               Senior Bond Trustee to take
                                               Security Enforcement Action, to
                                               give contrary directions to the
                                               Senior Bond Trustee directing
                                               the Senior Bond Trustee not to
                                               act in accordance with such
                                               instructions;

                                         (v)   not to instruct the Senior Bond
                                               Trustee to, and to procure that
                                               the Senior Bond Trustee does
                                               not, take any action under
                                               Section 7.02(j) of the
                                               Indenture;

                                         (vi)  not to seek to cause the Senior
                                               Bond Trustee to deliver any
                                               notice, referred to in Clauses
                                               8.3(b), (c), (d) and (e) of the
                                               Group Account Agreement that
                                               could otherwise be given to the
                                               Account Bank,

                                         in each case, by reason of Defaults
                                         arising:

                                         (A)   in connection with the Primary
                                               Hedge Counterparty, the Primary
                                               Hedge Counterparty Guarantor or
                                               The AES Corporation, under
                                               Sections 6.01(f), 6.01(g),
                                               6.01(h), 6.01(i), 6.01(j) or
                                               6.01(p) of the Indenture;

                                         (B)   in connection with any Relevant
                                               Company (other than AES Drax
                                               Power Limited), Drax Power
                                               Finance Limited, Drax Energy,
                                               Drax Energy II or Drax Power
                                               Finance Holdings Limited, under
                                               Clause (A) of Section 6.01(f)(i)
                                               of the Indenture to the extent
                                               any of them may be deemed
                                               balance sheet insolvent under
                                               the Insolvency Act 1986 (as
                                               amended);

                                         (C)   in connection with any Relevant
                                               Company, Drax Power Finance
                                               Limited, Drax Energy, Drax
                                               Energy II or Drax Power Finance
                                               Holdings Limited, under Section
                                               6.01(f)(ii) of the Indenture to
                                               the extent any of them begins
                                               negotiations with one or more of
                                               its creditors or takes any steps
                                               with a view to the readjustment,
                                               rescheduling or deferral of any
                                               of its Indebtedness or proposes
                                               to take any of those steps;

                                         (D)   in connection with the
                                               Designated Agreement
                                               Counterparty to the RJB Coal
                                               Sale Agreement, under Section
                                               6.01(f), 6.01(g), 6.01(h),
                                               6.01(i), 6.01(j), 6.01(p) or
                                               6.01(q) of the Indenture; or

                                         (E)   under Section 6.01(d) of the
                                               Indenture;

                                    (b)  during the Standstill Period, if a
                                         sale or transfer of an interest in
                                         Bonds by the Majority Bondholder would
                                         result in the principal amount of
                                         Bonds held by such Majority Bondholder
                                         being less than the principal amount
                                         of Bonds held at the time of execution
                                         of the Standstill Agreement, to
                                         procure that any purchaser or
                                         transferee of an interest in Bonds
                                         owned by such Majority Bondholder
                                         agrees to be bound by the terms of the
                                         Standstill Agreement;

                                    (c)  to provide notice to the Senior Bond
                                         Trustee confirming that such Majority
                                         Bondholder has executed and delivered
                                         the Standstill Agreement, such notice
                                         to include the principal amount of
                                         Senior Bonds held by such Majority
                                         Bondholder and any other information
                                         or instructions required by the Senior
                                         Bond Trustee in order to give effect
                                         to the Standstill Agreement;

                                    (d)  to waive, or procure the waiver of,
                                         for the purposes of:

                                         (i)  releasing the amount standing to
                                              the credit of the Insurance
                                              Reserve Account (as defined in
                                              the Group Account Agreement) for
                                              transfer to the Proceeds Account;
                                              and

                                         (ii) releasing amounts standing to the
                                              credit of the Debt Service
                                              Reserve Account, sufficient to
                                              make payment of interest on the
                                              Loan under the InPower Credit
                                              Agreement plus interest on the
                                              Senior Bonds plus any Market
                                              Currency Hedging Payments plus
                                              payments required to be made
                                              under any Market Interest Hedging
                                              Agreements minus any amounts paid
                                              to AES Drax Power Limited under
                                              Market Currency Hedging
                                              Agreements minus any amounts paid
                                              to AES Drax Power Limited under
                                              any Market Interest Hedging
                                              Agreements due on or about 31
                                              December 2002 (whereupon all such
                                              amounts, but no amounts due in
                                              respect of principal, shall
                                              promptly be paid);

                                         (iii) releasing amounts from the
                                               Holding Account to the Debt
                                               Service Reserve Account in
                                               accordance with Schedule 5 to
                                               the Group Account Agreement,

                                         but only for those purposes, all
                                         Defaults under the Senior Bonds;

                                    (e)  to amend, or procure or consent to the
                                         amendment of, the Group Account
                                         Agreement in order to give effect to
                                         the provisions set forth under
                                         "Collateral Financing Account" and
                                         "Collateral Holding Account" below;

                                    (f)  to amend the definitions in the
                                         Indenture of "Permitted Indebtedness"
                                         and "Permitted Liens" and/or Sections
                                         4.08 (Limitations on Incurrence of
                                         Indebtedness) and 4.11 (Liens) in the
                                         Indenture to the extent required in
                                         order to permit AES Drax Power Limited
                                         to enter into a new LC Facility and to
                                         place cash collateral with a financial
                                         institution (or directly to
                                         counterparties, suppliers or other
                                         parties relating to electricity
                                         trading arrangements if approved by
                                         the Senior Creditor Committees (acting
                                         reasonably)) to provide credit support
                                         for electricity trading arrangements
                                         and to certain suppliers of AES Drax
                                         Power Limited; and

                                    (g)  to waive permanently Defaults arising
                                         in connection with:

                                         (i)    the termination of the Primary
                                                Hedge Agreement, under Sections
                                                6.01(c) (by reason of any
                                                breach of Section 4.18),
                                                6.01(o) and 6.01(q) of the
                                                Indenture;

                                         (ii)   the negotiation of, entering
                                                into by the Issuer and each
                                                Guarantor, and the performance
                                                of its obligations under, and
                                                compliance with the terms of,
                                                the Standstill Agreement, under
                                                Sections 6.01(g) and 6.01(j) of
                                                the Indenture;

                                         (iii)  the deposit, or failure to
                                                deposit, into the Liquidity
                                                Account, or failure to withdraw
                                                from, the Holding Account, the
                                                amount standing to the credit
                                                of the Holding Account on the
                                                date of execution and delivery
                                                of the Standstill Agreement;

                                         (iv)   failures during the Standstill
                                                Period by the Issuer or a
                                                Guarantor to provide
                                                information to the Senior Bond
                                                Trustee as required under the
                                                first sentence of Section
                                                4.03(d)(ii) of the Indenture,
                                                if such information has not
                                                otherwise been made public;

                                         (v)    transfers of funds in breach of
                                                Section 4.07(c) of the
                                                Indenture, if made in
                                                accordance with the Group
                                                Account Agreement and as
                                                contemplated by the Standstill
                                                Agreement;

                                         (vi)   encumbrances or restrictions
                                                referred to in Section 4.09(a)
                                                of the Indenture, to the extent
                                                that any term or provision of
                                                the Standstill Agreement could
                                                be considered a breach of
                                                Section 4.09(a) of the
                                                Indenture;

                                         (vii)  a Lien created in early 2002 in
                                                breach of Section 4.11 of the
                                                Indenture, in respect of
                                                (pound)300,000 of cash as
                                                collateral with contractual
                                                counterparties;

                                         (viii) material amendments or
                                                modifications entered into
                                                during the Standstill Period to
                                                the Electricity Contracting
                                                Policy, the Hedging Policy or
                                                any Market Hedging Agreement
                                                for which no Rating Affirmation
                                                is obtained under Section 4.18
                                                of the Indenture, provided such
                                                amendments or modifications are
                                                consented to, in advance, by
                                                the Senior Creditor Committee
                                                for the Banks, in consultation
                                                with the Senior Creditor
                                                Committee for the Bonds;

                                         (ix)   amendments, modifications,
                                                termination or waiver of any
                                                material right during the
                                                Standstill Period under the RJB
                                                Coal Sale Agreement which under
                                                Section 4.18 of the Indenture
                                                may not be made if it could
                                                reasonably be expected to have
                                                a Material Adverse Effect, if
                                                approved by the Senior Creditor
                                                Committee for the Banks, in
                                                consultation with the Senior
                                                Creditor Committee for the
                                                Bonds;

                                         (x)    agreements entered into during
                                                the Standstill Period relating
                                                to sales of electricity or
                                                capacity which, under Section
                                                4.21(a)(iii) of the Indenture,
                                                are not permitted by the
                                                Electricity Contracting Policy
                                                in effect on the date of the
                                                Standstill Agreement but only
                                                until such time as a revised
                                                Electricity Contracting Policy
                                                is agreed and approved by the
                                                Majority Banks in consultation
                                                with the Senior Creditor
                                                Committee for the Bonds;

                                         (xi)   breaches during the Standstill
                                                Period of Section 4.24 of the
                                                Indenture, to the extent such
                                                breaches are required or
                                                permitted under the Standstill
                                                Agreement;

                                         (xii)  breaches during the Standstill
                                                Period of Section 4.27 of the
                                                Indenture, to the extent such
                                                breaches relate to fees
                                                provided for or contemplated by
                                                the Standstill Agreement;

                                         (xiii) the performance by any AES Drax
                                                Company of the transfer
                                                obligations arising under
                                                paragraph (e) of the AES
                                                Corporation's Covenants below;
                                                and

                                         (xiv)  to the extent not otherwise
                                                identified above, the entry
                                                into, performance of any
                                                obligation and the
                                                implementation of any
                                                arrangement, under the
                                                Standstill Agreement; and

                                    (h)  to permit and require the Security
                                         Trustee to make, or procure the making
                                         of, demands under any DSRA Letter of
                                         Credit.

Eurobond Trustee's Covenants:       The Eurobond Trustee agrees:

                                    (a)  during the Standstill Period

                                         (i)   not to seek to enforce its
                                               rights under the Eurobonds to
                                               cause the Eurobond Trustee to
                                               take any of the actions set
                                               forth in Condition 11(a), (b),
                                               (c), (d) or (e) of the
                                               Eurobonds;

                                         (ii)  not to take any action under
                                               Condition 5.3.3(c) of the
                                               Eurobonds; and

                                         (iii) not to deliver any notice to the
                                               Intercreditor Agent instructing
                                               the Intercreditor Agent to take
                                               any Other Enforcement Action (as
                                               defined in the AES Intercreditor
                                               Deed), provided that, this
                                               provision shall not apply in
                                               relation to the transfer of
                                               shares in AES Drax Holdings
                                               Limited (subject to any charge
                                               over such shares) to a third
                                               party purchaser in accordance
                                               with paragraph (e) of the AES
                                               Corporation's Covenants;

                                         (iv)  not to provide to the Account
                                               Bank a Payment Certificate (as
                                               defined in the Group Account
                                               Agreement);

                                         in each case, by reason of Defaults
                                         (as defined in the conditions of
                                         the Eurobonds), arising:

                                         (A)   in connection with the Primary
                                               Hedge Counterparty, Primary
                                               Hedge Counterparty Guarantor or
                                               The AES Corporation, under
                                               Conditions 11.4.1(b), 11.4.2(b),
                                               11.4.3, 11.4.5, 11.5 to 11.10,
                                               11.11.1, 11.11.2(a), 11.11.4,
                                               11.11.9, 11.22 and 11.23 of the
                                               Eurobonds; or

                                         (B)   in connection with UK Coal plc
                                               under Conditions 11.4 to 11.9 of
                                               the Eurobonds or in connection
                                               with any Relevant Company (other
                                               than AES Drax Power Limited)
                                               being balance sheet insolvent
                                               under the Insolvency Act 1986
                                               (as amended), under Conditions
                                               11.4 to 11.9 of the Eurobonds;

                                         (C)   in connection with any disclosed
                                               rescheduling of payment and
                                               delivery under the Coal Supply
                                               Agreement prior to the
                                               Standstill Period, under
                                               Condition 11.11 of the
                                               Eurobonds;

                                         (D)   under Condition 11.1 (in
                                               relation only to non-payment of
                                               Coupons referable solely to the
                                               scheduled amortisation of the
                                               Loan on or about 31 December
                                               2002), 11.18 and, for all
                                               circumstances in existence and
                                               events having occurred up to and
                                               including the date of execution
                                               and delivery of the Standstill
                                               Agreement, 11.23 of the
                                               Eurobonds;

                                         (E)   before the commencement of the
                                               Standstill Period, under
                                               Conditions 7.1 and 10.6(a) of
                                               the Eurobonds;

                                         (F)   during the Standstill Period of
                                               which notification in writing
                                               has been provided (provided
                                               other prompt notification is
                                               given to the Eurobond Trustee),
                                               under Condition 7.1 and 10.6(a)
                                               of the Eurobonds;

                                         (G)   in relation to any disclosed
                                               rescheduling of payment and
                                               delivery under the Coal Supply
                                               Agreement prior to the
                                               Standstill Period, under
                                               Condition 10.6(c) of the
                                               Eurobonds;

                                         (H)   in relation to not requiring the
                                               production of the Optimisation
                                               Base Cost, Forecast, Operating
                                               Budget or Capex Budget during
                                               the Standstill Period, under
                                               Conditions 7.2(j), 10.20, in
                                               relation to the Capex Budget
                                               only, 9.5.1(iv) and, in relation
                                               to the Operating Budget only,
                                               8.3.4 of the Eurobonds;

                                         (I)   in connection with delivery of
                                               audited accounts of TXU Group
                                               companies to the Eurobond
                                               Trustee, under Condition
                                               6.1(a)(iii) of the Eurobonds;

                                         (J)   in connection with production of
                                               the Annual Operating Plan in
                                               respect of the Financial Year
                                               commencing [01.01.03], under
                                               Conditions 7.2(m) and 8.3.1(f)
                                               of the Eurobonds;

                                         (K)   in connection with any new LC
                                               Facility provided by Commerzbank
                                               AG under Condition 9.3 of the
                                               Eurobonds;

                                         (L)   in connection with operating the
                                               Project Facilities with a view
                                               to producing sufficient revenue
                                               to meet the obligations of each
                                               Relevant Company, under
                                               Condition 8.3.1 of the
                                               Eurobonds;

                                         (M)   in connection with any request
                                               for amendment to the Coal Supply
                                               Agreement, the Rail Carriage
                                               Contracts, the Sidings Agreement
                                               and the Docks Agreement, under
                                               Condition 8.5.2(a) of the
                                               Eurobonds;

                                         (N)   in connection with breaches of
                                               the Coal Supply Agreement
                                               occurring prior to the
                                               Standstill Period, under
                                               Condition 8.5.1 of the
                                               Eurobonds;

                                         (O)   in connection with the placing
                                               by AES Drax Power Limited of
                                               (pound)300,000 of cash as
                                               collateral with contractual
                                               counterparties, under Condition
                                               9.1 of the Eurobonds;

                                         (P)   in connection with any netting
                                               arrangements entered into with
                                               AEP or proposed to be entered
                                               into with Innogy, under
                                               Condition 8.5.2(a) and 11.2 of
                                               the Eurobonds; and

                                         (Q)   in connection with a failure to
                                               replace expiring interest rate
                                               hedging arrangements to maintain
                                               a forward rolling two year
                                               hedge, under Condition 8.6.1 of
                                               the Eurobonds;

                                    (b)  to waive, or procure the waiver of,
                                         for the purposes of:

                                         (i)   releasing the amount standing to
                                               the credit of the Insurance
                                               Reserve Account (as defined in
                                               the Group Account Agreement) for
                                               transfer to the Proceeds
                                               Account; and

                                         (ii)  releasing amounts standing to
                                               the credit of the Debt Service
                                               Reserve Account, sufficient to
                                               make payment of interest on the
                                               Loan under the InPower Credit
                                               Agreement plus interest on the
                                               Senior Bonds plus any Market
                                               Currency Hedging Payments plus
                                               payments required to be made
                                               under any Market Interest
                                               Hedging Agreements minus any
                                               amounts paid to AES Drax Power
                                               Limited under Market Currency
                                               Hedging Agreements minus any
                                               amounts paid to AES Drax Power
                                               Limited under any Market
                                               Interest Hedging Agreements due
                                               on or about 31 December 2002
                                               (whereupon all such amounts, but
                                               no amounts due in respect of
                                               principal, shall promptly be
                                               paid);

                                         (iii) releasing amounts from the
                                               Holding Account to the Debt
                                               Service Reserve Account in
                                               accordance with Schedule 5 to
                                               the Group Account Agreement,

                                         but only for those purposes, all
                                         Defaults (as defined in the
                                         conditions of the Eurobonds)
                                         under the Eurobonds; and

                                    (c)  to waive permanently Defaults (as
                                         defined in the conditions of the
                                         Eurobonds) under the Eurobonds arising
                                         in connection with:

                                         (i)   the transfer of the ordinary
                                               shares in AES Drax Limited to
                                               AES Drax Electric Limited;

                                         (ii)  the failure to deposit into the
                                               Liquidity Account, or failure to
                                               withdraw from, the Holding
                                               Account, the amount standing to
                                               the credit of the Holding
                                               Account on the date of execution
                                               and delivery of the Standstill
                                               Agreement;

                                         (iii) the entry into, performance of
                                               any obligation and/or the
                                               implementation of any
                                               arrangement under the Standstill
                                               Agreement;

                                         (iv)  the performance by any AES Drax
                                               Company of the transfer
                                               obligations arising under
                                               paragraph (e) of the AES
                                               Corporation's Covenants below;

                                    (d)  in relation to the failure to make
                                         prepayment on receipt of Capacity
                                         Damages, permanently to agree not to
                                         take Security Enforcement Action based
                                         solely upon such failure;

                                    (e)  to waive, in respect of the agreed
                                         deficiencies in the Insurances, under
                                         Conditions 11.2 (by reason of
                                         Condition 8.7 or 10.16) and 11.16 of
                                         the Eurobonds, or

                                    (f)  to amend the definition in the
                                         Condition of the Eurobond of
                                         "Permitted Security Interest" and/or
                                         amend Conditions 9.2 (Transactions
                                         similar to security) and 9.3
                                         (Borrowings) and 9.4.3 (Loans, credit
                                         and third party guarantees) of the
                                         Eurobond to the extent required in
                                         order to permit AES Drax Power Limited
                                         to enter into a new LC Facility and to
                                         place cash collateral with a financial
                                         institution (or directly to
                                         counterparties, suppliers or other
                                         parties relating to electricity
                                         trading arrangements if approved by
                                         the Senior Creditor Committees (acting
                                         reasonably)) providing credit support
                                         for electricity trading arrangements
                                         and to certain suppliers of AES Drax
                                         Power Limited;

                                    (g)  to consent that any amount paid by the
                                         Primary Hedge Counterparty, the
                                         Primary Hedge Counterparty Guarantor
                                         (or any Affiliate thereof) that would
                                         otherwise be applied in accordance
                                         with Clause 7.9(c) of the InPower
                                         Credit Agreement shall be credited to
                                         the Collateral Holding Account (as
                                         defined below);

                                    (h)  to procure that any default interest
                                         that accrues on unpaid amounts will be
                                         subject to a six month interest
                                         period; and

                                    (i)  to permit and require the Security
                                         Trustee to make, or procure the making
                                         of, demands under any DSRA Letter of
                                         Credit.

AES Corporation's Covenants:        The AES Corporation agrees:

                                    (a)  to act in good faith in providing
                                         support to the restructuring process
                                         and any restructuring proposal,
                                         including the provision of key
                                         personnel (including J Brandt, G
                                         Levesley, J Turner and R Santoroski)
                                         for the Drax power station and the
                                         restructuring process but excluding
                                         any further debt or equity
                                         contributions. For the avoidance of
                                         doubt, for so long as The AES
                                         Corporation is not in breach of
                                         paragraph (b) below, no disposal of
                                         share capital shall be deemed to be a
                                         failure to provide support;

                                    (b)  to retain a direct or indirect holding
                                         of a majority of the share capital of
                                         each AES Drax Company unless otherwise
                                         required pursuant to paragraph (e)
                                         below;

                                    (c)  not to prevent any AES Drax Company
                                         from approving a restructuring plan
                                         acceptable to the requisite majority
                                         of Bondholders and Banks, provided
                                         that no AES Drax Company shall be
                                         required to approve any restructuring
                                         plan solely on the basis that it is
                                         acceptable to the Bondholders or the
                                         Banks;

                                    (d)  not to give directions to the Issuer
                                         or any Guarantor to breach any of the
                                         Issuer and Guarantors' Covenants,
                                         provided that any action taken by
                                         representatives of The AES Corporation
                                         in their role as officers or directors
                                         of any AES Drax Company shall not,
                                         under any circumstances, be deemed to
                                         be an action of The AES Corporation;
                                         and

                                    (e)  subject to the fiduciary duties of the
                                         directors of the relevant AES Drax
                                         Companies, and to the obligations,
                                         terms and restrictions under, and all
                                         security interests arising under, the
                                         Financing Documents, to transfer, or
                                         to procure that any AES Drax Company
                                         wholly owned, or controlled, directly
                                         or indirectly by it transfers, the
                                         shares in AES Drax Holdings Limited
                                         and any of its subsidiaries owned by
                                         The AES Corporation or by any such AES
                                         Drax Company to a third party
                                         purchaser designated by each of the
                                         Majority Banks and the Majority
                                         Bondholders.

                                    For the avoidance of doubt, the Senior
                                    Creditors party to the Standstill Agreement agree that the only recourse for breach of these covenants shall be the termination of the Standstill Agreement and no other claim may be made and no other remedy may be sought against The AES Corporation by any person whatsoever in connection with any such breach save that the Senior Creditors may seek and/or obtain injunctive relief from any court of competent jurisdiction to prevent a breach by The AES Corporation of the covenant set out in paragraph (b) above.

Issuer and Guarantors' Covenants:   The Issuer and each Guarantor agrees:

                                    (a)  to provide notice at the earliest
                                         practicable time prior to and, if
                                         reasonably practicable, not less than
                                         30 days prior to any proposal, in
                                         relation to any proposed insolvency
                                         proceeding of the Issuer or any
                                         Guarantor and consult in good faith
                                         with, the Senior Creditor Committees
                                         (defined below) in relation to such
                                         proposal;

                                    (b)  to enter into, and to procure the
                                         entering into, of good faith
                                         negotiations relating to a
                                         restructuring proposal;

                                    (c)  to present a business plan on or
                                         before February 14, 2003 and to
                                         procure the presentation of a
                                         restructuring proposal in consultation
                                         with the Senior Creditor Committees,
                                         and an updated business plan, no later
                                         than March 15, 2003;

                                    (d)  to provide access to the draft of any
                                         financial model prepared in relation
                                         to the restructuring;

                                    (e)  to procure that all written material
                                         relating to the restructuring process
                                         that is provided to either:

                                         (i)   the ad hoc committee of
                                               Bondholders or its
                                               representatives; or

                                         (ii)  the steering group of Banks or
                                               its representatives,

                                         (each, a "Senior Creditor Committee")
                                         will be provided to the other Senior
                                         Creditor Committee;

                                    (f)  not to pay, prior to the Initial
                                         Termination Date, any fees to any
                                         Senior Bondholder, Eurobondholder,
                                         Swap Creditor, Couponholder or Hedging
                                         Bank, including in relation to the
                                         providing of any consent, waiver or
                                         amendment that may be required under
                                         any Finance Document, other than those
                                         fees set forth in the fee letter of
                                         even date herewith;

                                    (g)  to provide to both Senior Creditor
                                         Committees twice-weekly cash flow
                                         reports and accounts, such reports and
                                         accounts to be prepared in
                                         consultation with
                                         PricewaterhouseCoopers;

                                    (h)  to approve changes to the terms of
                                         engagement (including the payment by
                                         the Issuer or any Guarantor of
                                         reasonable fees) of
                                         PricewaterhouseCoopers as reasonably
                                         required by the Senior Creditors
                                         Committees in relation to the
                                         restructuring.

Issuer and Guarantors'
Representations:                    The Issuer and each Guarantor will represent
                                    and warrant:

                                    (a)  as to due incorporation, valid
                                         existence, authority, validity and
                                         binding nature of obligations;

                                    (b)  other than those specified in
                                         paragraphs (a) and (g) of the Majority
                                         Bondholders' Covenants and paragraphs
                                         (a), (c) and (e) of the Eurobond
                                         Trustee's covenants, to its actual
                                         knowledge, after due inquiry, no
                                         Default is outstanding.

Indemnity:                          The Issuer and each Guarantor (each an
                                    "Indemnifying Party") shall indemnify each member of the Senior Creditor Committee for the Bonds (each an "Indemnified Party") for any loss, claim, liability or judgement arising in connection with or as a consequence of the Indemnified Parties granting any consent or approval under paragraph (f) of "Majority Bondholders'
                                    Covenants", paragraph (f) of "Eurobond
                                    Trustee's Covenants" or paragraph (d) of "Collateral Financing Account" (or any other provision in the Standstill Agreement requiring the consent or approval of either
                                    Senior Creditor Committee), with the
                                    following conditions:

                                    (a)  no Majority Bondholder shall take or
                                         commence or acquiesce to any action
                                         against an Indemnified Party;

                                    (b)  an Indemnifying Party shall assume the
                                         defence of any action commenced
                                         against any Indemnified Party, and

                                    (c)  no Indemnified Party shall settle any
                                         claim without the consent of the
                                         Indemnifing Parties (such consent not
                                         to be unreasonably withheld), and

                                    provided that, no Indemnifying Party shall be liable to any Indemnified Party for any such loss, claim, liability or judgement if caused by the gross negligence or wilful misconduct of any Indemnified Party.

Equalisation Fee:                   The Parties agree that an equalisation fee
                                    of(pound)266,666.67 shall accrue monthly starting from and including 1 January 2003 and shall accrue during each month falling within the Standstill Period (and pro rata in respect of any month in which a Termination of the Standstill Agreement occurs), and shall be paid to all the beneficial holders of Bonds (for the account of such holders pro rata to the Sterling Equivalent of the principal amount of Bonds held by them) on each date on which the Banks shall receive interest with a Margin in excess of the Margin in effect on 13 October 2002 ("Excess Margin").

                                    This fee shall be reduced pro rata to the extent that during any period falling after 1 January 2003 and during the Standstill Period, the interest due and payable on the Loan does not accrue with an interest rate including the Excess Margin.

Deemed Declaration of Intent:       If, following the expiration of the
                                    Standstill Period, any class of Senior
                                    Creditors delivers a Declaration of Intent to the Intercreditor Agent, that
                                    Declaration of Intent shall be deemed to have been delivered on the later of the date of the Standstill Agreement and the first day upon which it could have been given following the Event of Default or "Event of Default", as defined in the conditions of the Eurobonds, as the case may be.

Collateral Financing Account:       The parties shall procure (including, where
                                    necessary and within their power, by
                                    amending the relevant Financing Documents) that:

                                    (a)  a new account shall be established
                                         (the "Collateral Financing Account")
                                         in the name of AES Drax Power Limited
                                         under and pursuant to the Group
                                         Account Agreement;

                                    (b)  any funds released from the Insurance
                                         Reserve Account and credited to the
                                         Proceeds Account shall be deposited as
                                         a Permitted Payment (as amended) to
                                         the Collateral Financing Account;

                                    (c)  any funds released from the Debt
                                         Service Reserve Account by way of Debt
                                         Service Reserve Release shall be
                                         deposited in the Proceeds Account to
                                         be transferred as a Permitted Payment
                                         (as amended) to the Collateral
                                         Financing Account;

                                    (d)  any amount standing to the credit of
                                         the Collateral Financing Account may,
                                         as reasonably agreed between the
                                         Senior Creditor Committees in
                                         consultation with the relevant AES
                                         Drax Companies, and consistent with
                                         the power sales strategy and liquidity
                                         requirements of AES Drax Power
                                         Limited, as approved by the Senior
                                         Creditor Committees, be used:

                                         (i)   if there are insufficient funds
                                               standing to the credit of the
                                               Proceeds Account, to make
                                               Permitted Payments; and

                                         (ii)  to permit AES Drax Power Limited
                                               to place cash collateral with a
                                               financial institution providing
                                               credit support for electricity
                                               trading arrangements and to
                                               certain suppliers of AES Drax
                                               Power Limited;

                                         (iii) to permit AES Drax Power Limited
                                               to place cash collateral with
                                               counterparties and suppliers (if
                                               so approved by the Senior
                                               Creditor Committees (acting
                                               reasonably)); and

                                         (iv)  if there are insufficient funds
                                               standing to the credit of the
                                               Proceeds Account, to make
                                               payments on the Combined Senior
                                               Debt (other than amounts payable
                                               under the Coupons or the AES
                                               Drax Swap representing principal
                                               on the Loan), and

                                    (e)  the definition of "Permitted Payments"
                                         shall be amended to allow withdrawals
                                         to be made from the Proceeds Account
                                         to the Collateral Financing Account.

Collateral Holding Account:         The parties shall procure that:

                                    (a)  a new segregated account shall be
                                         established (the "Collateral Holding
                                         Account") in the joint names and
                                         control of the Eurobond Trustee and
                                         the Senior Bond Trustee, in a manner
                                         and form to be agreed;

                                    (b)  without prejudice to the rights and
                                         claims of any Combined Senior Creditor
                                         in relation thereto, any funds
                                         received by AES Drax Power Limited
                                         representing Capacity Damages shall be
                                         deposited to the Collateral Holding
                                         Account; and

                                    (c)  at any time prior to the date of
                                         consummation of a financial
                                         restructuring of the Issuer and, if
                                         relevant, the Guarantors acceptable to
                                         the requisite majority of the
                                         Bondholders and Banks, no funds may be
                                         withdrawn from the Collateral Holding
                                         Account without the consent of the
                                         Majority Bondholders and the Eurobond
                                         Trustee (acting upon the instruction
                                         of Banks whose participations
                                         represent at least 67% of the Loan).

Debt Service Reserve Account:       The Eurobond Trustee and the Majority
                                    Bondholders shall procure that the Security
                                    Trustee shall, upon instruction:

                                    (a)  make a demand for payment under any
                                         letters of credit standing to the
                                         credit of the Debt Service Reserve
                                         Account in accordance with such
                                         instructions; and

                                    (b)  agree, pursuant to Clause 4.6(j) of
                                         the Group Account Agreement, that
                                         funds standing to the credit of the
                                         Debt Service Reserve Account, in an
                                         aggregate amount up to
                                         (pound)15,000,000 (or such other
                                         amounts available (with the approval
                                         of the Majority Bondholders and
                                         Eurobond Trustee) may be withdrawn
                                         from the Debt Service Reserve Account
                                         (such withdrawal a "Debt

                                        Service Reserve Release") for deposit in the Collateral Financing Account.

Holding Account:                    Without prejudice to the foregoing, the
                                    parties shall co-operate in good faith to explore and implement further releases of funds standing to the credit of the Holding
                                    Account.

Banks' Agreement:                   It shall be a condition to the parties
                                    entering into the Standstill Agreement that evidence satisfactory to the parties is provided to show that the Banks and InPower
                                    Limited have entered into an agreement
                                    which shall:

                                    (a)  contain substantially similar
                                         obligations upon the Banks as those
                                         contained in the Eurobond Trustee's
                                         Covenants;

                                    (b)  contain identical terms as to
                                         termination as the Standstill
                                         Agreement;

                                    (c)  contain terms that confirm that no
                                         action will be taken with respect to
                                         enforcement under the InPower
                                         Intercreditor and Security Trust Deed;
                                         and

                                    (d)  give, approve or consent to the giving
                                         of, directions to the Eurobond Trustee
                                         to enable the Eurobond Trustee
                                         (including any indemnity so required
                                         by the Eurobond Trustee in connection
                                         with the entering into of the
                                         Standstill Agreement) to execute and
                                         deliver the Standstill Agreement.

Amendments:                         It shall be a condition to the Standstill
                                    Agreement becoming effective that the Banks and InPower Limited shall amend the CALFA and such other Transaction Documents as required to give effect to the arrangements contemplated by the Standstill Agreement.

                                    It shall be a condition to the Standstill
                                    Agreement becoming effective that a
                                    cashflow forecast showing the period until 31 May 2003 has been provided.

Payment of Fees:                    It shall be a condition to the Standstill
                                    Agreement becoming effective that:

                                    (a)  the fee letter referred to in
                                         paragraph (f) of the Issuer and
                                         Guarantors' Covenants shall have been
                                         duly executed and delivered by the
                                         parties thereto; and

                                    (b)  the fees of each Senior Creditor
                                         Committee and each of their advisers
                                         and of each of the advisers to any
                                         other Finance Party party hereto shall
                                         be paid up to, and including, the date
                                         of execution and delivery of the
                                         Standstill Agreement.

Recognition of Indebtedness:        The Eurobond Trustee confirms that the
                                    principal amount of the Loan outstanding to InPower Limited on the date hereof is (pound)842,555,000. The current interest period runs from 28th June, 2002 to 30th
                                    December, 2002 during which scheduled
                                    interest is accruing on the

                                    Loan at a rate of 6.537 per cent. per
                                    annum.

                                    The Majority Bondholders confirm that the principal amount of the Senior Bonds is (pound)200,000,000 and $302,400,000.

                                    The parties hereto acknowledge that Clause
                                    14 Third of the AES Intercreditor and
                                    Security Trust Deed provides that relevant proceeds of enforcement are generally applied, subject to prior ranking claims, pari passu among the Combined Senior Creditors in respect of the Combined Senior Debt (other than the principal amount of the Eurobonds and any Senior Bonds which are defeased). The Combined Senior Debt includes, without limitation (a) the Senior Bonds, (b) the unmatured Coupons on the Eurobond (which, if the Eurobond is accelerated, shall immediately become due and payable at their NPV Coupon Amount) and
                                    (c) the Hedging Debt.

                                    The parties hereto acknowledge that Clause
                                    3.1(A) of the Calculation Agency Agreement provides that it is the intent of the parties to that agreement that:

                                    "in the event of an Early Termination Date under the Swap Transactions, the aggregate of (i) the aggregate NPV Coupon Amount in respect of all unmatured Coupons on the Early Termination Date plus (ii) any other amount due and payable to InPower under the Eurobond Documents (which, for the avoidance of doubt, does not include any Early Redemption Amount) plus (iii) the net amount due and payable to InPower (if any) under the Terminated Transactions to which InPower and Harich are party minus (iv) the net amount due and payable by InPower and Harich (if any) under the Terminated Transactions to which InPower and Harich are party will be approximately equal to (but not less than) the amount due and payable by InPower under the Facility Agreement on such date".

                                    The parties hereto acknowledge that Clause
                                    3.3 of the Calculation Agency Agreement
                                    provides that:

                                    "The Calculation Agent shall make all
                                    determinations and calculations pursuant to the Swap Transaction Documents and this Agreement in a manner which ensures that the intention referred to in Clause 3.1 is carried out and, to that end, the Calculation Agent shall on behalf of all parties to this Agreement modify the provisions of the Swap Transaction Documents and this Agreement so far (but only so far) as is necessary to ensure the same".

Governing Law:                      English